Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE American: SVM

Silvercorp reports that the GC Project has a net present value of US$160M pre-tax or US$120M post-tax at 8% discount rate

VANCOUVER, British Columbia –July 25, 2018 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX / NYSE American: SVM) is pleased to report the results of an updated National Instrument (“NI”) 43-101 Technical Report with an effective date of June 30, 2018 (Mineral Resources and Mineral Reserves effective December 31, 2017), prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) on the Gaocheng silver-zinc-lead property in Guangdong Province, People’s Republic of China (the “Gaocheng NI 43-101 Technical Report”).

The four authors of the Gaocheng NI 43-101 Technical Report all qualify as independent Qualified Persons. Two of the authors visited the Gaocheng Property in January 2018. AMC examined all aspects of the project, including drill core, underground workings, processing plant and surface infrastructure. The Gaocheng NI 43-101 Technical Report, with an effective date of 30 June 2018, will be made available for review on the SEDAR system and on the Company’s website at www.silvercorp.ca in due course.

The Mineral Resource estimates for the Gaocheng property were prepared by Mr. Shiping Yin, Resource Geologist of Silvercorp using MicromineTM, and were verified by Ms. Dinara Nussipakynova, P.Geo. of AMC using DatamineTM software, who takes responsibility for those estimates.

The Mineral Reserve estimates for the Gaocheng property were prepared by the Silvercorp Gaocheng mining engineering team and were verified by Mr. H. A. Smith, P.Eng. of AMC, who takes responsibility for those estimates.

Highlights of the Gaocheng NI 43-101 Technical Report

Mineral Reserves of 3.56 million tonnes in the Proven and Probable categories grading 96 grams per tonne (g/t) silver (Ag), 1.4% lead (Pb), and 3.1% zinc (Zn), containing 11 million ounces silver, 112 million pounds lead, and 240 million pounds zinc.

From the start of operations at Gaocheng in 2014 through to December 31, 2017, 987,000 tonnes have been mined at average head grades of 98 g/t silver, 1.5% lead and 2.7% zinc.

Based on Proven and Probable Reserves only, the GC mine is a viable operation with a projected Life of Mine (LOM) of 12 years through to 2030, with an average annual production rate of approximately 300,000 tonnes, and with average silver equivalent grades of the order of 335 g/t for the first eight years and then 240 g/t for the remainder of the mine life. GC also has the potential to extend the LOM beyond 2030, via conversion of existing Mineral Resources to Mineral Reserves, and further exploration and development.

Based on the LOM production forecast and the metal price and other assumptions shown under ‘Economic Analysis’ below, a base case pre-tax NPV at 8% discount rate of $160M is projected ($120M post-tax). Over the LOM, 45% of the net revenue is projected to come from zinc, 35% from silver and 20% from lead.

As part of an economic sensitivity assessment, metal prices more in line with those current at the time of writing of this Technical Report (silver – $16.75/troy ounce, lead – $1.14/lb, zinc – $1.45/lb) indicate a pre-tax NPV at 8% discount rate of $176M ($132M post-tax). For this scenario, 49% of the net revenue is projected to come from zinc, 29% from silver and 22% from lead.

In comparison with the Mineral Reserve estimate in the previous Technical Report (effective date January 23, 2012 and pre-operations), there is a 264% increase in Proven Mineral Reserve tonnes and a 56% decrease in Probable Mineral Reserve tonnes, with a decrease in Mineral Reserve total tonnes of 25% (1,186,000 t).

Mineral Resources at December 31, 2017 total 6.4 million tonnes (inclusive of Mineral Reserves) in the Measured and Indicated categories grading 96 g/t Ag, 1.3% Pb, and 2.9% Zn, containing approximately 20 million ounces silver, 181 million pounds lead, and 412 million pounds zinc.

Measured and Indicated tonnes have decreased by 16%, which is due to a combination of mining depletion and change in classification method. Inferred Mineral tonnes have decreased by 6%. In the Measured plus Indicated category, grades have decreased for silver by 21% and for zinc by 6%. The lead grade remains unchanged. In the Inferred category, grades have decreased for silver, lead, and zinc by 13%, 16% and 2% respectively.

The results of the underground drilling program at GC show that vein structures are still open at depth.

2018 Mineral Resource and Mineral Reserve Summary

The previous independent Mineral Resource and Mineral Reserve estimates on the property were at December 31, 2011 (Technical Report effective date January 23, 2012). Silvercorp completed its first phase of diamond drilling on the Gaocheng property in 2008. Systematic drilling commenced on the property in 2011 and continued through to 2017. All Silvercorp drilling was completed as NQ-sized core. Drillhole collars were surveyed using a total station and down hole surveys were completed every 50 m downhole. Core recoveries varied between 41.7% and 100% averaging 96.9%.

Mineral Resources:

The Mineral Resource estimates for the Gaocheng property were prepared by Mr Shiping Yin, Resource Geologist of Silvercorp, and were reviewed by independent Qualified Person, Ms. Dinara Nussipakynova, P.Geo of AMC who takes responsibility for the estimates. As a result of a recommendation in the 2012 Technical Report, the December 2017 Resources were estimated using a block modelling approach, with MicromineTM software. Interpolation was carried out using inverse distance cubed (ID3) for all the veins. Estimates were made for a total of 89 mineralized vein structures for the Gaocheng property.

The Mineral Resources are reported above a cut-off of 100 g/t silver equivalent (AgEq). Cut-off grades are based on in situ values in AgEq terms in grams per tonne (after application of mining recovery and payable values) and incorporate all mining and processing costs provided by Silvercorp and reviewed by AMC.

The estimated Mineral Resources and metal content for the property as of December 31, 2017 are detailed in Table 1 below.

Table 1 Gaocheng Property - Measured & Indicated, and Inferred Mineral Resources
(Inclusive of Mineral Reserves)

Resource classification	Tonnes (Mt)	Ag (g/t)	Pb (%)	Zn (%)	Contained metal
					Ag (koz)	Pb (Mlbs)	Zn (Mlbs)
Measured	2.735	101	1.4	3.2	8,840	84	195
Indicated	3.638	92	1.2	2.7	10,818	98	217
Measured and Indicated	6.374	96	1.3	2.9	19,658	181	412
Inferred	7.481	107	1.2	2.6	25,662	196	429

Notes: CIM Definition standards (2014) were used for reporting the Mineral Resources
Mineral Resource are reported at a cut-off grade of 100 g/t AgEq.
The equivalency formula is Ag g/t+44.6*Pb%+43.5*Zn% using prices of $19/oz Ag, $1.00/lb Pb and $1.25/lb Zn and estimated recoveries of 77% Ag, 86% Pb, and 83% Zn.
Drilling results up to December 31, 2017.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The numbers may not compute exactly due to rounding.
Source: Silvercorp, reproduced as a check by AMC Mining Consultants (Canada) Ltd.

Mineral Resource are reported at a cut-off grade of 100 g/t AgEq.

The equivalency formula is Ag g/t+44.6*Pb%+43.5*Zn% using prices of $19/oz Ag, $1.00/lb Pb and $1.25/lb Zn and estimated recoveries of 77% Ag, 86% Pb, and 83% Zn.

Drilling results up to December 31, 2017.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The numbers may not compute exactly due to rounding.

Source: Silvercorp, reproduced as a check by AMC Mining Consultants (Canada) Ltd.

Mineral Reserves

The Mineral Reserve estimates for the Gaocheng property were prepared by Silvercorp under the guidance of independent Qualified Person, Mr. H. A. Smith, P.Eng, who takes QP responsibility for those estimates. The assumption has been made that current stoping practices will continue to be employed at the Gaocheng property, namely predominantly shrinkage stoping but also with a relatively small amount of cut and fill resuing, using hand-held drills and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. Minimum mining widths of 1.0 m for shrinkage and 0.5 m for resuing are assumed.

Average dilution beyond planned mining widths has been estimated at 13%, while assumed mining recovery factors are 92% for shrinkage stopes and 95% for resuing stopes.

The Gaocheng NI 43-101 Technical Report defines Mineral Reserves of 3.56 million tonnes in the Proven and Probable categories grading 96 g/t Ag, 1.4% Pb, and 3.1% Zn, containing 11 million ounces silver, 112 million pounds lead, and 240 million pounds zinc. Mineral Reserve tonnes are noted to be 56% of Mineral Resource (Measured plus Indicated) tonnes. Silver, lead and zinc Mineral Reserve grades are 100%, 110% and 104% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal content conversions for silver, lead and zinc from Measured plus Indicated Mineral Resources to Proven plus Probable Mineral Reserves are 56%, 62% and 58% respectively.

Table 2 Gaocheng Property - Mineral Reserves

Reserve classification	Tonnes (Mt)	Ag (g/t)	Pb (%)	Zn (%)	Contained metal
					Ag (koz)	Pb (Mlbs)	Zn (Mlbs)
Proven	1.691	96	1.4	3.2	5,219	53	120
Probable	1.873	97	1.4	2.9	5,841	58	121
Proven and Probable	3.564	96	1.4	3.1	11,000	112	240

Notes to Mineral Reserve Statement:
Full breakeven cut-off grades: Shrinkage = 180 g/t AgEq: Resuing = 245 g/t AgEq.
Marginal material cut-off grade: 145 g/t AgEq.
Dilution (zero grade) assumed as 0.1 m on each wall of a shrinkage stope and 0.05 m on each wall of a resuing stope.
Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.
Metal prices: Silver US$19/troy oz, lead US$1.00/lb, zinc US$1.25/lb.
Processing recovery factors: Ag – 77%, Pb - 86%, Zn – 83%.
Effective date December 31, 2017.
Exchange rate assumed is RMB 6.50: US$1.00.
Rounding of some figures may lead to minor discrepancies in totals.

Table 3 Mineral Reserve Cut-off Grades and Key Estimation Parameters

Item	Gaocheng Mine
Foreign exchange rate (RMB:US$)	6.5	6.5
	Shrinkage	Resuing
Operating costs
Mining cost (includes development & exploration) ($/t)	37.37	63.56
Milling cost ($/t)	15.69	15.69
G&A and product selling cost ($/t)	7.41	7.41
Sustaining capital ($/t)	3.63	3.63
Mineral Resources tax ($/t)	3.21	3.21
Total operating costs (US$/t)	67.31	93.50
Mining recovery (%)	92	95
Mill recoveries
Ag (%)	77	77
Pb (%)	86	86
Zn (%)	83	83
Breakeven COG (AgEq g/t)	180	245

Metal price assumptions: Ag $19/oz; Pb $1.00/lb; Zn $1.25/lb.

Economic analysis

Although Silvercorp is a producing issuer and, therefore, does not require an economic analysis for the purposes of the Gaocheng NI 43-101 Technical Report, AMC considered it reasonable to include a summary-level analysis to illustrate the potential economic impact relative to the latest Mineral Reserve estimation and to the associated production schedule.

The Gaocheng mine has been in commercial production for four years. From FY 2019 onwards, a 12-year LOM is envisaged for the resource as currently understood, with average silver equivalent grades projected to be of the order of 335 g/t for the first eight years and then to fall to an average of 240 g/t for the remainder of the mine life. Operating and capital costs are anticipated to be reasonable. For the summary economic assessment, AMC has largely used FY 2019 budget cost projections, and the same metal prices as in the Mineral Reserve estimation, namely:

Silver	US$19.0/oz
Lead	US$1.00/lb
Zinc	US$1.25/lb

A provision for government fees and mineral resource taxes at 5% of net revenue is made in the summary economic analysis, together with an exchange rate assumption of 1US$ = 6.50RMB.

Based on the LOM production profile and the metal price and other assumptions shown above, a base case NPV at 8% discount rate of $160M (pre-tax), $120M (post-tax) is projected.

Qualified Persons

D. B. Nussipakynova, P.Geo., H. A. Smith, P.Eng., A. Riles, MAIG and P. R. Stephenson, P.Geo. of AMC Mining Consultants (Canada) Ltd. are Qualified Persons as defined by National Instrument 43-101. D. B. Nussipakynova, H. A. Smith, P. R. Stephenson and A. Riles have reviewed and consented to this press release and believe it fairly and accurately represents the information in the Technical Report that supports the disclosure.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Lorne Waldman
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s Gaocheng property; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s Gaocheng mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2018 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.